EXHIBIT 99.2

ANADARKO MIDSTREAM ASSETS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

ANADARKO MIDSTREAM ASSETS
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Nine Months Ended September 30,
thousands	2018	2017
Revenues and other – affiliates
Service revenues – fee based	$177,275	$89,136
Service revenues – product based	822	—
Product sales	6,250	42,303
Total revenues and other – affiliates	184,347	131,439
Revenues and other – third parties
Service revenues – fee based	13,970	4,980
Service revenues – product based	1,166	—
Product sales	85	—
Other	496	39
Total revenues and other – third parties	15,717	5,019
Total revenues and other	200,064	136,458
Equity income, net – affiliates	31,301	21,076
Operating expenses
Cost of product (1)	12,955	38,478
Operation and maintenance (1)	38,363	21,111
General and administrative – affiliates	2,595	2,461
Property and other taxes	6,406	5,472
Depreciation and amortization	32,240	20,176
Impairments	1,668	1,353
Total operating expenses	94,227	89,051
Operating income	137,138	68,483
Income before income taxes	137,138	68,483
Income tax expense	34,908	15,387
Net income	$102,230	$53,096

(1)
Cost of product includes product purchases from affiliates (as defined in Note 1) of $6.6 million and zero for the nine months ended September 30, 2018 and 2017, respectively. Operation and maintenance includes charges from affiliates of $10.8 million and $7.4 million for the nine months ended September 30, 2018 and 2017, respectively.

See accompanying Notes to Consolidated Financial Statements.

ANADARKO MIDSTREAM ASSETS
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

thousands	September 30, 2018	December 31, 2017
ASSETS
Current assets
Accounts receivable, net	$641	$478
Other current assets	220	593
Total current assets	861	1,071
Property, plant and equipment
Cost	1,909,524	1,102,972
Less accumulated depreciation	191,052	79,338
Net property, plant and equipment	1,718,472	1,023,634
Goodwill	29,641	29,641
Other intangible assets	95,240	96,917
Equity investments	240,819	244,139
Other assets (1)	6,203	—
Total assets	$2,091,236	$1,395,402
LIABILITIES, EQUITY AND PARTNERS’ CAPITAL
Current liabilities
Accounts and imbalance payables	$128,506	$117,037
Accrued ad valorem taxes	6,215	6,503
Accrued liabilities	257	—
Total current liabilities	134,978	123,540
Long-term liabilities
APCWH Note Payable	368,456	98,966
Deferred income taxes	192,320	127,439
Asset retirement obligations	23,099	8,874
Other liabilities	—	3
Total long-term liabilities	583,875	235,282
Total liabilities	718,853	358,822
Net investment by Anadarko	1,372,383	1,036,580
Total liabilities and net investment by Anadarko	$2,091,236	$1,395,402

(1)	Other assets includes affiliate amounts (as defined in Note 1) of $3.0 million and zero as of September 30, 2018, and December 31, 2017, respectively.

See accompanying Notes to Consolidated Financial Statements.

ANADARKO MIDSTREAM ASSETS
CONSOLIDATED STATEMENT OF NET INVESTMENT BY ANADARKO
(UNAUDITED)

thousands
Balance at December 31, 2017	$1,036,580
Cumulative effect of accounting change (1)	629
Net income	102,230
Net contributions from Anadarko	174,285
Net contributions from Anadarko of other assets	58,834
Elimination of net deferred tax liabilities	(175)
Balance at September 30, 2018	$1,372,383

(1)	See Note 1.

See accompanying Notes to Consolidated Financial Statements.

ANADARKO MIDSTREAM ASSETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended September 30,
thousands	2018	2017
Cash flows from operating activities
Net income	$102,230	$53,096
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,240	20,176
Impairments	1,668	1,353
Deferred income taxes	64,705	21,790
Equity income, net – affiliates	(31,301)	(21,076)
Distributions from equity investment earnings - affiliates	32,007	23,253
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(163)	(401)
Increase (decrease) in accounts and imbalance payables and accrued liabilities, net	5,760	3,675
Change in other items, net	(5,201)	1,340
Net cash provided by operating activities	201,945	103,206
Cash flows from investing activities
Capital expenditures	(644,312)	(164,723)
Acquisitions from third parties	—	(22,500)
Investments in equity affiliates	893	(2,500)
Distributions from equity investments in excess of cumulative earnings – affiliates	1,721	5,623
Net cash used in investing activities	(641,698)	(184,100)
Cash flows from financing activities
APCWH Note Payable	265,468	14,132
Net contributions from Anadarko	174,285	66,762
Net cash provided by financing activities	439,753	80,894
Net increase (decrease) in cash and cash equivalents	$—	$—
Supplemental disclosures
Net distributions to (contributions from) Anadarko of other assets	$(58,834)	$—
Accrued capital expenditures	118,111	95,846

See accompanying Notes to Consolidated Financial Statements.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

General. On November 7, 2018, Western Gas Equity Partners, LP (“WGP”), Western Gas Partners, LP (“WES”), Anadarko Petroleum Corporation (“APC”), WGR Asset Holding Company LLC (“WGRAH”) and certain of their affiliates entered into a Contribution Agreement and Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things, Clarity Merger Sub, LLC, a wholly owned subsidiary of WGP, will merge with and into WES, with WES continuing as the surviving entity and a subsidiary of WGP (the “Merger”).
Pursuant to the Merger Agreement, immediately prior to the Merger, (i) Anadarko E&P Onshore LLC and WGRAH will contribute all of their interests in each of Anadarko Wattenberg Oil Complex LLC, Anadarko DJ Oil Pipeline LLC, Anadarko DJ Gas Processing LLC, Wamsutter Pipeline LLC, DBM Oil Services, LLC, Anadarko Pecos Midstream LLC, Anadarko Mi Vida LLC and APC Water Holdings 1, LLC (“APCWH”) to WGR Operating, LP, Kerr-McGee Gathering LLC and Delaware Basin Midstream, LLC and (ii) APC Midstream Holdings, LLC will sell to WES all of its interests in each of Saddlehorn Pipeline Company, LLC, a Delaware limited liability company, and Panola Pipeline Company, LLC, a Texas limited liability company (together with the Merger, the “Transactions”). The assets to be acquired by WES as a result of the Transactions are collectively referred to as the Anadarko Midstream Assets (“AMA”) and, as of September 30, 2018, were comprised of the following:

•
Wattenberg processing plant. The Wattenberg processing plant consists of a cryogenic train (with capacity of 190 million cubic feet per day (“MMcf/d”)) and a refrigeration train (with capacity of 100 MMcf/d) located in Adams County, Colorado.

•	Wamsutter pipeline. The Wamsutter pipeline is a crude oil gathering pipeline located in Sweetwater County, Wyoming and delivers crude oil into Plains All American Pipeline.

•
DJ Basin oil system. The DJ Basin oil system consists of (i) a crude oil gathering system, (ii) a centralized oil stabilization facility (“COSF”), which commenced operation in 2015, and (iii) a 12-mile crude oil pipeline, located in Weld County, Colorado. The COSF consists of Trains I through VI with total capacity of 155 thousand barrels per day (“MBbls/d”) and two storage tanks with total capacity of 500,000 barrels. Train VI commenced operation in 2018. The pipeline connects the COSF to Tampa Rail.

•
DBM oil system. The DBM oil system consists of (i) a crude oil gathering system, (ii) three central production facilities (“CPFs”), which include ten processing trains with total capacity of 71 MBbls/d, (iii) three storage tanks with total capacity of 30,000 barrels, (iv) a 14-mile crude oil pipeline, and (v) two regional oil treating facilities (“ROTFs”), which include four trains with total capacity of 120 MBbls/d, located in Reeves and Loving Counties, Texas. The ROTFs commenced operation in 2018. The pipeline transports crude oil from the DBM oil system and one third-party CPF into Plains All American Pipeline.

•
APC water systems. The APC water systems consist of four produced-water disposal systems with total capacity of 505 MBbls/d, located in Reeves, Loving, Winkler and Ward Counties, Texas. One of the produced-water disposal systems commenced operation in 2017 and the other three commenced operation in 2018.

•
A 20% interest in Saddlehorn Pipeline Company, LLC (“Saddlehorn”). Saddlehorn owns (i) a 600-mile crude oil and condensate pipeline (excluding pipeline capacity leased by Saddlehorn) that originates in Laramie County, Wyoming and terminates in Cushing, Oklahoma, and (ii) four storage tanks with total capacity of 300,000 barrels. The Saddlehorn interest was acquired in 2015 and is accounted for under the equity method. The pipeline commenced operation in 2016 and is operated by a third party.

•
A 15% interest in Panola Pipeline Company, LLC (“Panola”). Panola owns a 248-mile natural gas liquids (“NGLs”) pipeline that originates in Panola County, Texas and terminates in Mont Belvieu, Texas. The Panola interest was acquired in 2015 and is accounted for under the equity method. The pipeline is operated by a third party.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (CONTINUED)

•
A 50% interest in Mi Vida JV LLC (“Mi Vida JV”). Mi Vida JV owns a cryogenic gas processing plant (with capacity of 200 MMcf/d) located in Ward County, Texas. The interest in Mi Vida JV is accounted for under the equity method. The processing plant commenced operation in 2015 and is operated by a third party.

•
A 50% interest in Ranch Westex JV LLC (“Ranch Westex JV”). Ranch Westex JV owns a processing plant consisting of a cryogenic train (with capacity of 100 MMcf/d) and a refrigeration train (with capacity of 25 MMcf/d), located in Ward County, Texas. In 2017, an additional interest in Ranch Westex JV was purchased from a third party for a net investment of $22.5 million, increasing the ownership from 33% to 50%. The interest in Ranch Westex JV is accounted for under the equity method and the processing plant is operated by a third party.

For purposes of these consolidated financial statements, “WGP” refers to Western Gas Equity Partners, LP and its subsidiaries, including WES as the context requires. “Anadarko” refers to Anadarko Petroleum Corporation and its subsidiaries, excluding WGP, and “affiliates” refers to subsidiaries of Anadarko, excluding WGP, but including equity interests in Saddlehorn, Panola, Mi Vida JV and Ranch Westex JV. WGP has no independent operations or material assets other than its partnership interests in WES. The consolidated financial results of WES are included in WGP’s consolidated financial statements due to WGP’s 100% ownership interest in WES’s general partner and WES’s general partner’s control of WES.

Basis of presentation. These consolidated financial statements and related notes were prepared in connection with WES’s proposed acquisition of AMA from Anadarko and for the purpose of complying with the U.S. Securities and Exchange Commission (“SEC”) rules and regulations, including but not limited to Regulation S-X, Article 3, General Instructions as to Financial Statements, and Staff Accounting Bulletin Topic 1-B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. These consolidated financial statements and related notes incorporate the activities and account balances of AMA from the historical cost-basis accounts of Anadarko with certain adjustments made to reasonably reflect the stand-alone costs of doing business and may not necessarily be indicative of the actual results of operations that would have occurred if AMA had been owned separately during the periods reported and are also not indicative of future results of operations. For example, in connection with the closing of the acquisition of AMA, existing agreements between Anadarko and WES will become effective for AMA. See Note 8. These agreements will materially affect how general and administrative expense is charged to AMA and how those expenses are reflected in these consolidated financial statements. In addition, the current federal and state income taxes included in these consolidated financial statements represent AMA’s allocable share of Anadarko’s current federal and state income tax, whereas WGP, and AMA upon closing of the acquisition, are generally not subject to federal or state income tax, other than Texas margin tax. Transactions between AMA and Anadarko have been identified in the consolidated financial statements as transactions between affiliates. Management’s adjustments, allocations and related estimates and assumptions are further described in this Note 1 and Note 3.
Certain information and note disclosures commonly included in annual financial statements have been condensed or omitted pursuant to the rules and regulations of the SEC. Accordingly, the accompanying consolidated financial statements and notes should be read in conjunction with the audited historical financial statements of AMA, as presented in Exhibit 99.1 of this Current Report on Form 8-K. Management believes that the disclosures made are adequate to make the information not misleading.

Use of estimates. In preparing financial statements in accordance with generally accepted accounting principles in the United States, management makes informed judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and the notes thereto. Management evaluates its estimates and related assumptions regularly, using historical experience and other methods considered reasonable under the particular circumstances. Changes in facts and circumstances or additional information may result in revised estimates and actual results may differ from these estimates. Effects on the business, financial position and results of operations resulting from revisions to estimates are recognized when the facts that give rise to the revision become known.
The information included herein reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated financial statements.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (CONTINUED)

Subsequent events. For purposes of these consolidated financial statements, subsequent events have been evaluated through December 17, 2018, the date the consolidated financial statements were available to be issued. See Note 8.

Recently adopted accounting standards. ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”) was adopted on January 1, 2018, using the modified retrospective method applied to contracts that were not completed as of January 1, 2018. The cumulative effect adjustment that was recognized in the opening balance of the AMA consolidated statement of net investment by Anadarko was an increase of $0.6 million. The comparative historical financial information has not been adjusted and continues to be reported under Revenue Recognition (Topic 605) (“Topic 605”).
Effective January 1, 2018, the accounting policy for revenue recognition was changed as detailed below:

•
Fee-based gathering / processing. Under Topic 605, fee revenues were recognized based on the rate in effect for the month of service, even when certain fees were charged on an upfront or limited-term basis. In addition, deficiency fees were charged and recognized only when the customer did not meet the specified delivery minimums for the completed performance period. Under Topic 606, (i) revenues continue to be recognized based on the rate in effect when the fee is either the same rate per unit over the contract term or when the fee escalates and the escalation factor approximates inflation, (ii) deficiency fees are estimated and recognized during the performance period as the services are performed for the customer’s delivered volumes, and (iii) timing differences between Service revenues – fee based recognized and amounts billed to customers are recognized as contract assets or contract liabilities, as appropriate, which results in a change in the timing of revenue and changes to net income as a result of the revenue contract’s consideration provisions. In addition, under Topic 606, revenue associated with upfront or limited-term fees is recognized over the expected period of customer benefit, which is generally the life of the related properties. These revenues also include revenues earned for marketing services performed on behalf of AMA’s customers, and the expense associated with these marketing activities is recognized in cost of product expense, resulting in no impact to operating income.

•
Cost of service rate adjustments. Under Topic 605, revenue was recognized based on the amounts billed to customers each period as Service revenues – fee based. Under Topic 606, fixed minimum volume commitment demand fees and variable fees that are also billed on these minimum volumes are recognized as Service revenues – fee based on a consistent per-unit rate over the term of the contract. Annual adjustments are made to the cost of service rates charged to customers, and, as a result, a cumulative catch-up revenue adjustment related to the services already provided under the contract may be recorded in future periods, with revenues for the remaining term of the contract recognized on a consistent per-unit rate. Fees received on volumes in excess of the minimum volumes are recognized as Service revenues – fee based as service is provided to the customer based on the billing rate in effect for the performance period. This revenue recognition timing does not affect billings to customers, and differences between amounts billed and revenue recognized are recorded as contract assets or liabilities, as appropriate.

•
Aid in construction. Under Topic 605, aid in construction reimbursements were reflected as a reduction to property, plant and equipment upon receipt (and a reduction to capital expenditures). Under Topic 606, reimbursement of capital costs received from customers is reflected as a contract liability (deferred revenue) upon receipt. The contract liability is amortized to Service revenues – fee based over the expected period of customer benefit, which is generally the life of the related properties.

•
Percent-of-proceeds gathering / processing. Under Topic 605, cost of product expense was recognized when the product was purchased from a producer to whom services were provided, and revenue was recognized when the product was sold to Anadarko or a third party. Under Topic 606, in some instances, where all or a percentage of the proceeds from the sale must be returned to the producer, the net margin from the purchase and sale transactions is presented net within Service revenues – product based because AMA is acting as the producer’s agent in the product sale.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (CONTINUED)

•
Noncash consideration - keep-whole and percent-of-product agreements. Under Topic 605, revenues were recognized only upon the sale of the related products. Under Topic 606, (i) Service revenues – product based is recognized for the products received as noncash consideration in exchange for the services provided, with the keep-whole noncash consideration value based on the net value of the NGLs over the replacement residue gas cost, and (ii) product sales revenue is recognized, along with cost of product expense related to the sale, when the product is sold to Anadarko or a third party. When the product is sold to Anadarko, Anadarko is acting as AMA’s agent in the product sale and AMA recognizes revenue, along with cost of product expense related to the sale, based on the Anadarko sales price to the third party, resulting in no impact to operating income.

•
Wellhead purchase / sale incorporated into gathering / processing. Under Topic 605, the natural gas purchase cost was recognized as cost of product expense and any specified gathering or processing fees charged to the producer were recognized as revenues. Under Topic 606, the fees charged to the producer under this contract type are recognized as adjustments to the amount recognized in cost of product expense instead of revenues when such fees relate to services performed after control of the product transfers to AMA.

The following tables summarize the impact of adopting Topic 606 on the impacted line items within the consolidated statement of operations and the consolidated balance sheet. The differences between revenue as reported following Topic 606 and revenue as it would have been reported under Topic 605 are due to the changes described above.

	Nine Months Ended September 30, 2018
thousands	As Reported	Without Adoption of Topic 606	Effect of Change Increase / (Decrease)
Revenues
Service revenues – fee based	$191,245	$186,082	$5,163
Service revenues – product based	1,988	—	1,988
Product sales	6,335	77,198	(70,863)
Expenses
Cost of product	12,955	78,850	(65,895)
Income tax (benefit) expense	34,908	34,557	351
Net income	102,230	100,398	1,832

	September 30, 2018
thousands	As Reported	Without Adoption of Topic 606	Effect of Change Increase / (Decrease)
Assets
Other assets	$6,203	$3,200	$3,003
Liabilities
Deferred income taxes	192,320	191,638	682
Net investment by Anadarko	1,372,383	1,370,062	2,321

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (CONTINUED)

Revenue and cost of product. Upon adoption of the new revenue recognition standard on January 1, 2018 (discussed in Recently adopted accounting standards), AMA changed its accounting policy for revenue recognition as described below.
AMA provides gathering, processing, treating, transportation and disposal services pursuant to a variety of contracts. Under these arrangements, AMA receives fees and/or retains a percentage of products or a percentage of the proceeds from the sale of the customer’s products. These revenues are included in Service revenues and Product sales in the consolidated statements of operations. Payment is generally received from the customer in the month following the service or delivery of the product. Contracts with customers generally have initial terms ranging from 5 to 10 years.
Service revenues – fee based is recognized for fee-based contracts in the month of service based on the volumes delivered by the customer. Producers’ wells or production facilities are connected to AMA’s gathering systems for gathering, processing, treating, transportation and disposal of natural gas, NGLs, condensate, crude oil and produced water, as applicable. Revenues are valued based on the rate in effect for the month of service when the fee is either the same rate per unit over the contract term or when the fee escalates and the escalation factor approximates inflation. Deficiency fees charged to customers that do not meet their minimum delivery requirements are recognized as services are performed based on an estimate of the fees that will be billed upon completion of the performance period. Because of its significant upfront capital investment, additional service fees may be charged to customers for only a portion of the contract term (i.e., for the first year of a contract or until reaching a volume threshold), and these fees are recognized as revenue over the expected period of customer benefit, which is generally the life of the related properties. AMA also recognizes revenue and cost of product expense from marketing services performed on behalf of its customers by Anadarko.
AMA also receives Service revenues – fee based from contracts that have minimum volume commitment demand fees and fees that require periodic rate redeterminations based upon the related facility cost of service. These fees include fixed and variable consideration that are recognized on a consistent per-unit rate over the term of the contract. Annual adjustments are made to the cost of service rates charged to customers, and a cumulative catch-up revenue adjustment related to services already provided to the minimum volumes under the contract may be recorded in future periods, with revenues for the remaining term of the contract recognized on a consistent per-unit rate.
Service revenues – product based includes service revenues from percent-of-proceeds gathering and processing contracts that are recognized net of the cost of product for purchases from customers since it is acting as the agent in the product sale. Keep-whole and percent-of-product agreements result in Service revenues – product based being recognized when the natural gas and/or NGLs are received from the customer as noncash consideration for the services provided. Noncash consideration for these services is valued at the time the services are provided. Revenue from product sales is also recognized, along with the cost of product expense related to the sale, when the product received as noncash consideration is sold to either Anadarko or a third party. When the product is sold to Anadarko, Anadarko is acting as AMA’s agent in the product sale, with AMA recognizing revenue and related cost of product expense associated with these marketing activities based on the Anadarko sales price to the third party.
AMA also purchases natural gas volumes from producers at the wellhead or from a production facility, typically at an index price, and charges the producer fees associated with the downstream gathering and processing services. When the fees relate to services performed after control of the product has transferred to AMA, the fees are treated as a reduction of the purchase cost. Revenue from product sales is recognized, along with cost of product expense related to the sale, when the purchased product is sold to either Anadarko or a third party.
AMA receives aid in construction reimbursements for certain capital costs necessary to provide services to customers (i.e., connection costs, etc.) under certain service contracts. Aid in construction reimbursements are reflected as a contract liability upon receipt and amortized to Service revenues – fee based over the expected period of customer benefit, which is generally the life of the related properties.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.  REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table summarizes revenue from contracts with customers:

thousands	Nine Months Ended September 30, 2018
Revenue from customers
Service revenues – fee based	$191,245
Service revenues – product based	1,988
Product sales	6,335
Total revenue from customers	199,568
Revenue from other than customers
Other	496
Total revenues and other	$200,064

Contract balances. Receivables from customers, which are included in Accounts receivable, net on the consolidated balance sheets were $0.6 million and $0.5 million as of September 30, 2018, and December 31, 2017, respectively.
Contract assets, which are included in Other assets on the consolidated balance sheets, primarily relate to accrued deficiency fees AMA expects to charge customers once the related performance periods are completed. The following table summarizes the current period activity related to contract assets from contracts with customers:

thousands
Balance at December 31, 2017	$—
Cumulative effect of adopting Topic 606	821
Additional estimated revenues recognized	2,182
Balance at September 30, 2018	$3,003

Transaction price allocated to remaining performance obligations. Revenues expected to be recognized from certain performance obligations that are unsatisfied (or partially unsatisfied) as of September 30, 2018, are reflected in the following table. AMA applies the optional exemptions in Topic 606 and does not disclose consideration for remaining performance obligations with an original expected duration of one year or less or for variable consideration related to unsatisfied (or partially unsatisfied) performance obligations. Therefore, the following table represents only a small portion of expected future revenues from existing contracts as most future revenues from customers are dependent on future variable customer volumes and in some cases variable commodity prices for those volumes.

thousands
Remainder of 2018	$30,593
2019	204,419
2020	293,058
2021	360,929
2022	416,866
Thereafter	3,107,367
Total	$4,413,232

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

3.  TRANSACTIONS WITH AFFILIATES

Affiliate transactions. Revenues from affiliates include amounts earned by AMA from services provided to Anadarko as well as from the sale of natural gas, condensate and NGLs to Anadarko. Anadarko sells such natural gas, condensate and NGLs as an agent on behalf of either AMA or AMA’s customers. When such sales are on AMA’s customers’ behalf, AMA recognizes associated service revenues and cost of product expense. When such sales are on AMA’s behalf, AMA recognizes product sales revenues based on the Anadarko sales price to the third party and cost of product expense associated with these sales activities.
In addition, natural gas, condensate and NGLs is purchased from an affiliate of Anadarko pursuant to gas purchase agreements. Operation and maintenance expense includes amounts accrued for or paid to affiliates for the operation of AMA, whether in providing services to affiliates or to third parties, including field labor, measurement and analysis, and other disbursements. Affiliate expenses do not bear a direct relationship to affiliate revenues, and third-party expenses do not bear a direct relationship to third-party revenues.

Cash management. Anadarko operates a cash management system whereby excess cash from most of its subsidiaries’ separate bank accounts is generally swept to centralized accounts. Sales and purchases related to third-party transactions of AMA were received or paid in cash by Anadarko within its centralized cash management system and were ultimately settled through an adjustment to net investment by Anadarko. Anadarko did not charge interest on intercompany balances for all periods presented because cash settlement of the intercompany balances was never the intent. The outstanding affiliate balances were entirely settled through an adjustment to net investment by Anadarko in connection with the acquisition of AMA.

APCWH Note Payable. In June 2017, in connection with funding the construction of the APC water systems, the Anadarko subsidiary that owns the APC water systems entered into an eight-year note payable agreement with Anadarko (the “APCWH Note Payable”). This note payable has a maximum borrowing limit of $500 million, and accrues interest, which is payable upon maturity, at the applicable mid-term federal rate based on a quarterly compounding basis as determined by the U.S. Secretary of the Treasury.
As of September 30, 2018, and December 31, 2017, the consolidated balance sheets included a long-term APCWH Note Payable of $368.5 million and $99.0 million, respectively, which approximates fair value. As of September 30, 2018, the interest rate on the outstanding borrowings was 2.83%. The interest expense related to the APCWH Note Payable of $4.0 million for the nine months ended September 30, 2018, was offset by capitalized interest in the consolidated statements of operations. At September 30, 2018, AMA was in compliance with all covenants under this agreement.

Gathering and processing agreements. AMA has significant gathering and processing arrangements with affiliates of Anadarko. AMA’s natural gas processing throughput (excluding equity investment throughput) attributable to production owned or controlled by Anadarko was 81% and 75% for the nine months ended September 30, 2018 and 2017, respectively. AMA’s crude oil, NGLs and produced water gathering, treating, transportation and disposal throughput (excluding equity investment throughput) attributable to production owned or controlled by Anadarko was 92% and 91% for the nine months ended September 30, 2018 and 2017, respectively.

Commodity purchase and sale agreements. AMA sells a significant amount of its natural gas, condensate and NGLs to Anadarko Energy Services Company (“AESC”), Anadarko’s marketing affiliate that acts as an agent in the sale to a third party. In addition, AMA purchases natural gas, condensate and NGLs from AESC pursuant to purchase agreements. AMA’s purchase and sale agreements with AESC are generally one-year contracts, subject to annual renewal.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

3.  TRANSACTIONS WITH AFFILIATES (CONTINUED)

Allocation of costs. For the purpose of these consolidated financial statements, a portion of Anadarko’s general and administrative expenses has been allocated and included in General and administrative expenses in the consolidated statements of operations in the form of a management services fee. General, administrative and management costs were allocated based on AMA’s proportionate share of Anadarko’s revenues and expenses or other contractual arrangements. Management believes these allocation methodologies are reasonable. The management services fee represents allocable costs, including compensation, benefits, pension and postretirement costs, associated with the provision of services for or on behalf of AMA by Anadarko related to the following: (i) various business services, including but not limited to, payroll, accounts payable and facilities management; and (ii) various corporate services, including, but not limited to, legal, accounting, treasury, information technology and human resources.

Net contributions from Anadarko. For the nine months ended September 30, 2018, AMA recorded Net contributions from Anadarko of $174.3 million on the consolidated statement of net investment by Anadarko. This amount represents contribution of net intercompany accounts receivables and payables between AMA and Anadarko.

Affiliate asset contribution. The following table summarizes Anadarko’s contribution of other assets to AMA:

	Nine Months Ended September 30,
thousands	2018	2017
Net carrying value	$58,834	$—
Partners’ capital adjustment	$58,834	$—

4.  PROPERTY, PLANT AND EQUIPMENT

A summary of the historical cost of property, plant and equipment is as follows:

thousands	Estimated Useful Life	September 30, 2018	December 31, 2017
Land	n/a	$646	$646
Gathering systems and processing complexes	3 to 49 years	1,615,415	726,233
Assets under construction	n/a	292,286	375,218
Other	3 to 40 years	1,177	875
Total property, plant and equipment		1,909,524	1,102,972
Less accumulated depreciation		191,052	79,338
Net property, plant and equipment		$1,718,472	$1,023,634

The cost of property classified as “Assets under construction” is excluded from capitalized costs being depreciated. These amounts represent property that is not yet suitable to be placed into productive service as of the respective balance sheet date.

Impairments. Impairment expense of $1.7 million was recognized during both the nine months ended September 30, 2018, and year ended December 31, 2017, primarily due to project cancellations at the DBM oil system.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

5.  EQUITY INVESTMENTS

The following table presents the activity in equity investments for the nine months ended September 30, 2018:

thousands	Saddlehorn	Panola	Mi Vida JV	Ranch Westex JV	Total
Balance at December 31, 2017	$104,055	$23,625	$63,159	$53,300	$244,139
Investment earnings (loss), net of amortization	11,016	1,621	10,621	8,043	31,301
Contributions	(893)	—		—	(893)
Distributions	(11,582)	(1,621)	(9,271)	(9,533)	(32,007)
Distributions in excess of cumulative earnings (1)	(830)	(655)	(91)	(145)	(1,721)
Balance at September 30, 2018	$101,766	$22,970	$64,418	$51,665	$240,819

(1)	Distributions in excess of cumulative earnings, classified as investing cash flows in the consolidated statements of cash flows, are calculated on an individual investment basis.

6.  ASSET RETIREMENT OBLIGATIONS

The following table provides a summary of changes in asset retirement obligations:

thousands	September 30, 2018	December 31, 2017
Carrying amount of asset retirement obligations at beginning of period	$8,874	$7,675
Liabilities incurred	12,266	1,779
Accretion expense	417	384
Revisions in estimated liabilities	1,542	(964)
Carrying amount of asset retirement obligations at end of period	$23,099	$8,874

The liabilities incurred for the nine months ended September 30, 2018, represented additions in asset retirement obligations primarily related to (i) the three produced-water disposal systems that commenced operation in 2018 at the APC water systems and (ii) the ROTFs that commenced operation in 2018 at the DMB oil system.

7.  COMMITMENTS AND CONTINGENCIES

Litigation and legal proceedings. From time to time, AMA is involved in legal, tax, regulatory and other proceedings in various forums regarding performance, contracts and other matters that arise in the ordinary course of business. Management is not aware of any such proceedings for which a final disposition could have a material adverse effect on AMA’s financial condition, results of operations or cash flows.

Other commitments. AMA has short-term payment obligations, or commitments, related to its capital spending, as well as those of its unconsolidated affiliates, the majority of which is expected to be paid in the next twelve months. These commitments relate primarily to construction and expansion projects at the DBM and DJ Basin oil systems and the APC water systems.

Lease commitments. Anadarko, on behalf of AMA, has entered into lease arrangements for shared field offices and equipment supporting AMA’s operations, for which Anadarko charges AMA lease expense. The leases for shared field offices extend through 2019. Lease expense charged to AMA associated with these lease arrangements was $1.7 million and $0.4 million for the nine months ended September 30, 2018 and 2017, respectively.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

8.  SUBSEQUENT EVENTS

Agreements with Anadarko. Beginning on the closing date of the Transactions, AMA is subject to the terms and conditions of new and existing agreements between WES and Anadarko including the following:

•
the Merger Agreement pursuant to which Anadarko agreed to indemnify WES against certain losses resulting from breaches of Anadarko’s representations, warranties, covenants or agreements and for certain other matters;

•
an omnibus agreement that provides for reimbursement for expenses paid by Anadarko on behalf of WES and compensation to Anadarko for providing WES with certain general and administrative services and insurance coverage; and

•
a tax sharing agreement pursuant to which WES will reimburse Anadarko for WES’s share of Texas margin tax borne by Anadarko as a result of the financial results of AMA being included in a combined or consolidated tax return filed by Anadarko with respect to activity subsequent to the Transactions closing.

Change in tax status. WES is generally not subject to federal or state income tax, other than Texas margin tax. As such, the income attributable to the interest in AMA upon WES’s consolidation is not subject to federal income tax, thereby eliminating the applicability of entity-level federal income taxation.

Affiliated balances subsequent to acquisition. Prior to the Transactions closing, cash transactions attributable to AMA were received or paid in cash by Anadarko within its centralized cash management system. In connection with the closing of the Transactions associated with the AMA acquisition, net affiliate receivable and payable balances with Anadarko other than the APCWH Note Payable will be settled through an adjustment to net investment by Anadarko. Subsequent to the Transactions closing, WES will cash-settle transactions directly with third parties and Anadarko, including transactions attributable to AMA, and no interest is charged or earned on affiliate balances other than balances associated with loan agreements.
Pursuant to the Merger Agreement, upon closing of the Transactions, WES will assume and then immediately repay the APCWH Note Payable, which had an outstanding balance of $368.5 million at September 30, 2018. Borrowings under this note have been used to construct the APC water systems.